UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 6 December 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
("Gold Fields" or the "Company")

DEALING IN SECURITIES BY A PRESCRIBED OFFICER

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the "Listings Requirements") we hereby advise that Mr. NA Chohan, an executive of Gold Fields Limited, sold Gold Fields Limited shares in the open market.

Details of the transactions are set out below:

Name of executive	NA Chohan
Nature of transaction	On market sale of shares
Transaction Date	2 December 2021
Number of Shares	15,000
Class of Security	Ordinary Shares
Market Price per Share	R175.67
Total Value	R2,635,050.00
Nature of interest	Direct and Beneficial

Name of executive	NA Chohan
Nature of transaction	On market sale of shares
Transaction Date	3 December 2021
Number of Shares	15,000
Class of Security	Ordinary Shares
Market Price per Share	R177.49
Total Value	R2,662,350.00
Nature of interest	Direct and Beneficial

Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements.

6 December 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 6 December 2021

By: /s/ C I Griffith
Name: CI Griffith
Title: Chief Executive Officer